CARL N. DUNCAN, ESQ., LLC
ATTORNEY AT LAW
cduncan@cnduncanlaw.com

5718 Tanglewood Drive	(301) 263-0200
Bethesda, Maryland 20817	Fax (301) 576-5193

December 22, 2008

VIA FACSIMILE AND EDGAR

Jessica Plowgian, Attorney Examiner
Kyle Moffett, Accounting Examiner
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:	Millennium Group Worldwide Incorporated (the “Company”)
Registration by Coordination; File No. 333-145553
Response to P.E. No. 9 SEC Comment Letter and Associated P.E. No. 10 Filing

Dear Ms. Plowgian and Mr. Moffett:

On August 17, 2007, in connection with the sale of up to 6,250,000 shares of common stock of Millennium Group Worldwide Incorporated (the “Company”) at $12.00 per share, we filed the Company’s Form S-1 with the Securities and Exchange Commission (“SEC”) pursuant to the Securities Act of 1933, as amended (the “original filing”). In response to the staff’s current December 16, 2008 comment letter (the “current comment letter”), we hereby file this response to the staff’s comments. Please note that this response letter (being filed today on EDGAR as correspondence) relates to filing changes responsive to the remaining comments as Pre-Effective Amendment No. 10 being filed concurrently.

With regard to these comments:

1.

General: As reflected in the attached emails, we have traced back the problems that regrettably have occurred in the EDGARization process. Since the Company and I have maintained a “live redlined document,” we have used such live document to remedy these unfortunate instances of the EDGARizing process going back to prior disclosures!

2.	Certain Related Party Transactions—page 14: The disclosure relating to the payments to Mr. Lane were clarified in the footnotes on page 36 and 37.

3.	Management’s Discussion and Analysis—page 38: As requested, we have expanded on the arrangements with JP Morgan Chase and Catoca Mining as it relates to products and services rendered.

4.

Summary of Significant Accounting Policies—page I-7: The revenue recognition in Note 2 of the “Notes to the Financial Statements” has been rewritten to better describe the types of revenue that the Company is currently utilizing. Also, to further explain the Company’s method of revenue recognition, we have included our revenue recognition policy at the end of this cover letter.

5.

Exhibits: While indicated in a prior P.E., I did not remind the staff in my December 12 cover letter that the Ronco Group Agreement had been cancelled and (believing any such filing would be gratuitous), we therefore did not provide anew, whether on a conformed or unconfirmed basis. We hereby make the requested filing on a fully conformed basis.

Jessica Plowgian, Attorney Examiner
Kyle Moffett, Accounting Examiner
Division of Corporation Finance
Page 2	December 22, 2008

Ms. Plowgian, I am embarrassed by the EDGAR glitches you properly point out. Given my vision issues and how incredibly arduous this filing has been, upon completion of your review of the materials here described, we trust all comments will have been satisfied, you can advise us that the Company’s Registration Statement can be declared effective at a mutually convenient time, hopefully on or before 2PM, Tuesday, December 23, 2008. Since the Company has filed a Rule 461 Request for Acceleration, I presume that no further Request is required at this time. I look forward to coordinating such date of effectiveness as early as possible.

Very truly yours,

/s/ Carl N. Duncan

Carl N. Duncan, Esq.

cc:	Julius Jackson
Tad Timbrook
Kurt Benedict/Pioneer

Jessica Plowgian, Attorney Examiner
Kyle Moffett, Accounting Examiner
Division of Corporation Finance
Page 3	December 22, 2008

Revenue Recognition Policy

For revenue to be recognized, the Company identifies two key conditions that must be met according to SFAC 5, Recognition and Measurement in Financial Statements of Business Enterprises. They are:

1.	Completion of the earnings process

Under this test, the Company must have no significant remaining obligation to the customer. If an order has been placed by the Customer, and the transaction is not complete or the Company promises extensive warranty coverage, it will not book the sale as revenue unless the cost of providing that service (i.e., warranty repair labor and parts) can be reasonably estimated. Additionally, if the Company sells a product with an unconditional return policy, the Company cannot book the sale until the window has expired (e.g., if the Company promises unrestricted returns for cash until ninety days after the sale, the Company can not record the revenue until that period has elapsed.)

2.	Assurance of payment

In order to book revenue, the Company must be able to reasonably estimate the probability that it will be paid for the order.

Once the determination is made that conditions for revenue recognition, as described above, are met; the Company will use one of four different methods for revenue recognition based on the type of business activity.

Revenue Recognition Method 1: Sales Basis

Under the sales basis method, revenue is recognized by the Company at the time of sale (defined as the moment when the title of the goods or services is transferred to the buyer.) The sale can be for cash or credit (i.e., accounts receivable.) This means that revenue will not be recognized even if cash is received before the transaction is complete. As an example, if the Company receives a lump sum payment for a one year contract, the Company will only recognize a percentage of that revenue every month.

Revenue Recognition Method 2: Percentage of Completion

The Company will be involved in projects that can take years to deliver the product to the customer. In this case, the Company is responsible for building a product and wants to be able to show shareholders that it is generating revenue and profits even though the project itself is not yet complete. As a result, it will use the percentage of completion method for revenue recognition if two conditions are met: 1.) there is a long-term legally enforceable contract and 2.) it is possible to estimate the percentage of the projects complete revenues and costs.

Jessica Plowgian, Attorney Examiner
Kyle Moffett, Accounting Examiner
Division of Corporation Finance
Page 4	December 22, 2008

Under this method, there are two ways revenue recognition could occur:

1.	Using milestones such as number of miles of road complete, in a road contract

If the Company is paid a lump sum on a road contract, for every mile the Company completes, the Company will recognize a percentage, of the total contract, in revenue on its income statement.

2.	Cost incurred to estimated total cost

Using this method, the Company would approach revenue recognition by comparing the cost incurred to-date by the estimated total cost. For example: The Company (using the road contract above) would take the cost of the road, for the first month, in parts, material, labor, etc. and divide that by the total revenue. Then it would multiply the total revenue by the percentage of the cost incurred, and recognize this amount as revenue on its income statement.

Revenue Recognition Method 3: Installment

When the actual collection of cash is suspect, the Company will use the installment method of revenue recognition. This will primarily be used in some real estate transactions where the sale may be agreed upon but the cash collection is subject to the risk of the buyer’s financing falling through. As a result, gross profit is only calculated in proportion to cash received.

Revenue Recognition Method 4: Completion of Production Basis

This method recognizes revenues even if no sale is made. This applies to agricultural products and minerals because (1) there is a ready market for these products with reasonably assured prices, (2) the units are interchangeable; and (3) selling and distributing does not involve significant costs. This method will be utilized primarily in the international market as in the recent Bas Congo mineral contract.